UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dyax Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26746E103

(CUSIP Number)

February 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26746E103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genzyme Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization The Commonwealth of Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,969,820 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 4,969,820 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,969,820 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Dyax Corp.
	(b)	Address of Issuer’s Principal Executive Offices 300 Technology Square Cambridge, MA 02139

Item 2.
	(a)	Name of Person Filing Genzyme Corporation
	(b)	Address of Principal Business Office or, if none, Residence 500 Kendall Street Cambridge, MA 02142
	(c)	Citizenship Genzyme Corporation is a corporation organized under the laws of The Commonwealth of Massachusetts.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 26746E103

Item 3.		N/A

Item 4.	(a)	Amount beneficially owned: 4,969,820
	(b)	Percent of class: 11.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 4,969,820
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 4,969,820
(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2007

GENZYME CORPORATION

	By:	/s/ Michael S. Wyzga
	Name:	Michael S. Wyzga
	Title:	Executive Vice President and Chief Financial Officer